October 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	Myra Moosariparambil, Staff Accountant

Dear Sirs:

Re:	Respect Your Universe, Inc. (the “Company”) Form 8-K (the “8-K”) Filed October 3, 2014 File No. 000-54885

We write in response to your letter of October 7, 2014 to Marcello Leone, Chief Executive Officer of the Company.  Our responses are numbered in a manner that corresponds with your comments.  Your comments are restated in italics for your convenience.

Form 8-K Filed October 3, 2014

1.	Please include the complete name of your newly appointed accountant, rather than only the abbreviated DMCL LLP, in your amended filing.

We have amended the 8-K to include the full name of the new accountant of the Company.

2.
Please amend the report to include a statement whether during the two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

We have amended the 8-K to include the requested disclosure and filed a new letter from Marcum LLP to acknowledge that they agree with the statements in the 8-K.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments regarding the above.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd

Encl.

cc:   Jameel Vaghela
Chief Financial Officer